1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

October 21, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

RE:	Tempus Applied Solutions Holdings, Inc.

Registration Statement on Form S-3

Filed August 24, 2015

File No. 333-206527

Dear Mr. Dobbie:

On behalf of Tempus Applied Solutions Holdings. Inc. (the “Company”), we hereby respond to the letter dated September 16, 2015, from you to Mr. R. Lee Priest Jr., Chief Financial Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-3 filed August 24, 2015 (the “Registration Statement”). A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), reflecting all changes to the Form S-3 filed on August 24, 2015, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have repeated each of the Staff’s comments below in bold type and followed each such comment with the Company’s response in plain type.

General

1.	Please tell us which transaction requirements of the General Instructions of Form S-3 you are relying upon to register this offering on Form S-3, and provide your analysis regarding why you believe that such transaction requirements are satisfied. See General Instructions I.B.1 and I.B.3 of Form S-3, and, for guidance, refer to Compliance and Disclosure Interpretations Questions 116.12 and 116.14 of the Securities Act Forms, located on our website.

Response:

In response to this comment, we have filed Amendment No. 1 on Form S-1.

2.	We note that you are registering the resale of shares of common stock issuable upon the conversion of your Series A Preferred Convertible Stock, which is issuable upon the exercise of your Series A-1 and Series B-1 warrants. Please provide your analysis as to why you believe it is appropriate to register the resale of the shares of common stock that underlie the shares of the Series A Convertible Preferred Stock despite the fact that the Series A Convertible Preferred Stock did not appear to be outstanding at the time the registration statement was filed.

Response:

In response to this comment, we have revised Amendment No. 1 so as not to register the resale of shares of the Company’s common stock underlying shares of the Company’s Series A Convertible Preferred Stock that were not outstanding at the time the Registration Statement was filed

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Justin Dobbie, Legal Branch Chief U.S. Securities and Exchange Commission October 21, 2015 Page 2 of 2

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Sonia Bednarowski,
U.S. Securities and Exchange Commission

R. Lee Priest, Jr.,

Tempus Applied Solutions Holdings, Inc.